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                           April 6, 2021

       James Cash
       Chairman and Chief Executive Officer
       Catalyst Partners Acquisition Corp.
       20 University Road
       Fourth Floor
       Cambridge, MA 02138

                                                        Re: Catalyst Partners
Acquisition Corp.
                                                            Form S-1 filed
March 11, 2021
                                                            File No. 333-254131

       Dear Dr. Cash:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed March 11, 2021

       Conflicts of Interest, page 138

   1. Mr. Sotiriou is the Chief Operating Officer of the issuer, as well as COO of Health
                                                        Assurance Acquisition
Corp. and Revolution Healthcare Acquisition Corp. On page 142 you state that Mr.
Sotiriou may owe fiduciary duties to General Catalyst, HAAC, and
                                                        RHAC, any of which may
compete with you for acquisition opportunities. Please revise to explain how any
potential conflicts will be addressed. See CF Disclosure Guidance Topic
                                                        No. 11.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Cash
Catalyst Partners Acquisition Corp.
April 6, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact Kim
McManus at 202-551-3215 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameJames Cash                               Sincerely,
Comapany NameCatalyst Partners Acquisition Corp.
                                                           Division of
Corporation Finance
April 6, 2021 Page 2                                       Office of Real
Estate & Construction
FirstName LastName